EXHIBIT 5.1

August 12, 2005

Genworth Financial, Inc.

6620 West Broad Street

Richmond, Virginia 23230

Re:	Genworth Financial, Inc.—Registration Statement for Offering of an Aggregate of 6,000,000 Shares of Class A Common Stock and $30,000,000 of Deferred Compensation Obligations

Dear Ladies and Gentlemen:

I am Senior Vice President, General Counsel and Secretary of Genworth Financial, Inc., a Delaware corporation (the “Company”). This opinion is being rendered on behalf of the Company in connection with the Company’s Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the registration of 6,000,000 shares (the “Shares”) of Class A Common Stock, par value $0.001 per share, that may be issued or allocated to participants’ accounts under the Genworth Financial, Inc. Retirement and Savings Plan and $30,000,000 of deferred compensation obligations that may be issued by the Company under the Genworth Financial, Inc. Deferred Compensation Plan (collectively, the “Plans”).

This opinion is being furnished in accordance with the requirements of Item 8 of Form S-8 and Item 601(b)(5)(i) of Regulation S-K.

In so acting, I have examined the Registration Statement and such corporate records, agreements, documents and other instruments, as I have deemed relevant and necessary as a basis for the opinion hereinafter set forth. I have also made such legal and factual examinations and inquiries, as I have deemed relevant and necessary as a basis for the opinion hereinafter set forth.

Based on the foregoing, I am of the opinion that:

(i) the Shares registered under the Genworth Financial, Inc. Retirement and Savings Plan, if and when issued in accordance with the terms and conditions of that Plan, will be legally and validly issued, fully paid and non-assessable;

(ii) the Company has been duly authorized to incur the deferred compensation obligations, and the deferred compensation obligations, when incurred in accordance with terms and conditions of the Genworth Financial, Inc. Deferred Compensation Plan, will be valid obligations of the Company to make payment to the holders thereof in accordance with the terms and conditions of the Genworth Financial, Inc. Deferred Compensation Plan; and

(iii) the Genworth Financial, Inc. Deferred Compensation Plan is exempt from Parts 2, 3, and 4 of Subtitle B of Title I of ERISA (respectively, requirements regarding participation and vesting, funding, and fiduciary responsibility), and the Plan document for the Genworth Financial, Inc. Deferred Compensation Plan complies with the provisions of ERISA from which such Plan is not exempt, including Part 5 of Subtitle B of Title I of ERISA (requirements regarding administration and enforcement).

The opinion expressed herein is limited to Title I of ERISA and the corporate laws of the State of Delaware, and I express no opinion as to the effect on the matters covered by this letter of any other laws.

I consent to the filing of this opinion letter as an exhibit to the Registration Statement. In giving such consent, I do not thereby admit that I are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours,

By:	/s/ Leon E. Roday
Leon E. Roday
Senior Vice President, General Counsel and Secretary